UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

Barclays Capital Inc.

745 7th Avenue

New York, New York 10019

February 22, 2021

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper

Re:	EJF Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-252892)

Dear Mr. Alper:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of the Company that the effectiveness for the above-caption Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 12:00 p.m. Eastern Time, on February 24, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 813 copies of the preliminary prospectus dated February 17, 2021 have been distributed to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Thomas E. Schadewald
	Name:	Thomas Schadewald
	Title:	Director

By:	/s/ Robert C. Gerbo
	Name:	Robert C. Gerbo
	Title:	Associate Director

BARCLAYS CAPITAL INC.

By:	/s/ Joel Fleck
	Name:	Joel Fleck
	Title:	Managing Director, Co-Head of FIG Americas, Global Head of FinTech and Asset Management

[Signature Page to Acceleration Request Letter]